Mail Stop 6010   September 22, 2006

Mr. David A. Walker
President
Enable IPC Corporation
25520 Avenue Stanford, Suite 311
Valencia, California 91355

>   **Re: Enable IPC Corporation**
>   **Post-effective amendment No. 1 to Registration Statement on Form SB-2,**
>   **filed September 14, 2006**
>   **File No. 333-125504**

Dear Mr. Walker:

        We have limited our review of the above referenced registration statement to the company's offering of 5,000,000 shares of common stock, potential integration issues and the signatures required by Form SB-2. In that respect, we have the following comment:

1. We refer to the company's press release dated July 31, 2006 that it "closed its offering of 5,000,000 shares as of the close of business on July 31, 2006." In this post-effective amendment, however, the company states that it wishes to terminate the offering of 5,000,000 shares and that no shares were sold by the registrant. Please provide us an explanation of this inconsistency.

2. Part II of this registration statement refers to the issuance of shares of your common stock in private placements in February, March, April and July of 2006. Please supplementally provide us your analysis as to why these private placements should not be integrated with the company's offering of 5,000,000 shares of common stock pursuant to this registration statement.

3. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form SB-2. If Anna Rhee, the CFO, also serves as the controller or principal accounting officer, her signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Sonia Barros at (202) 551-3655.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Cathryn S. Gawne, Esq.
        Silicon Valley Law Group
        25 Metro Drive, Suite 600
        San Jose, California 95110